2101 - 885 West Georgia Street Vancouver, B.C. Canada V6C 3E8 Tel: +1 604 689 78 42 Fax: +1 604 689 42 50	Hovslagargatan 5 SE-111 48 Stockholm, Sweden Tel: +46 8 545 074 70 Fax: +46 8 545 074 71

NEWS RELEASE

LUNDIN MINING ANNOUNCES NORMAL COURSE ISSUER BID

December 19, 2007 (TSX: LUN; OMX: LUMI, NYSE: LMC) Lundin Mining Corporation ("Lundin Mining" or the "Company") wishes to announce that it is proceeding with a Normal Course Issuer Bid ("NCIB") to repurchase up to 19,620,139 previously issued common shares, and has filed the applicable notice with the Toronto Stock Exchange (the "Exchange") in accordance with Exchange policies. The Company may, therefore, if it elects to do so, based upon market and investment considerations, acquire up to 19,620,139 common shares, representing 5% of the Company’s 392,402,771 outstanding common shares as at the date hereof, on the open market through the facilities of the Exchange.

In accordance with Exchange policies, the duration of the NCIB will be no more than one year, commencing December 21, 2007 and ending December 20, 2008, and daily purchases made by the Company will not exceed 630,208 common shares, being 25% of the average daily trading volume of the Company’s common shares on the Exchange (2,520,833 common shares), subject to certain prescribed exceptions.

The repurchase by the Company of any of its shares should not be deemed or construed as a recommendation to purchase any of its shares or an indication of the present or future value of the Company’s shares. Any shares purchased by the Company will be cancelled.

Karl-Axel Waplan, President and CEO of Lundin Mining said "The cash flow generated by the Company continues to be strong and will support the funding of the several highly potential organic growth projects that are currently under development. In addition, the share buy-back program is also expected to provide increased value for Lundin Mining’s shareholders".

About Lundin Mining

Lundin Mining is a rapidly growing mining and exploration company engaged internationally in the extraction, development, acquisition and discovery of base metal deposits. The company currently owns six operating mines, extracting copper, zinc, lead, nickel and silver: Neves-Corvo and Aljustrel in Portugal, the Zinkgruvan and Storliden mines in Sweden, the Galmoy mine in Ireland and the recently acquired Aguablanca mine in Spain. In addition, Lundin Mining holds an extensive exploration portfolio, including interests in international ventures and development projects such as the world class Tenke Fungurume copper/cobalt project in the Democratic Republic of Congo, which is currently under construction and the Ozernoe zinc project under detailed feasibility study in Russia.

For further information, please contact:

Karl-Axel Waplan, President and CEO: +46-705-10-42-93
Catarina Ihre, Investor Relations, Europe: +46-706-07-92-63
Kevin Hisko, Corporate Secretary: 604-646-3322